Exhibit 21

HUBBELL INCORPORATED AND SUBSIDIARIES

LISTING OF SIGNIFICANT SUBSIDIARIES

	State or Other	Percentage
	Jurisdiction of	Owned By
	Incorporation	Registrant
Artesanias Baja, S.A. de C.V.	Mexico	100%
Haefely Test AG	Switzerland	100%
Hawke Cable Glands Limited	England	100%
Hubbell Canada Inc.	Canada	100%
Hubbell Limited	England	100%
Architectural Area Lighting, Inc.	Delaware	100%
Columbia Lighting, Inc.	Delaware	100%
Dual-Lite Inc.	Delaware	100%
GAI-Tronics Corporation	Delaware	100%
Gleason Reel Corp.	Delaware	100%
Hubbell Incorporated (Delaware)	Delaware	100%
Harvey Hubbell Caribe, Inc.	Delaware	100%
Hipotronics, Inc.	Delaware	100%
Hubbell Industrial Controls, Inc.	Delaware	100%
Hubbell Lighting, Inc.	Connecticut	100%
Hubbell Power Systems, Inc.	Delaware	100%
Kim Lighting Inc.	Delaware	100%
Prescolite, Inc.	Delaware	100%
Progress Lighting, Inc.	Delaware	100%
Pulse Communications, Inc.	Virginia	100%
Spaulding Lighting, Inc.	Delaware	100%
Hubbell Building Automation, Inc.	Texas	100%